Filed by Capstone Dental Pubco, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:

Check-Cap Ltd.

(Commission File No.: 001-36848)

Keystone Dental Holdings, Inc.

Date: October 27, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For October 2023

Commission File No. 001-36848

Check-Cap Ltd.

Check-Cap Building

Abba Hushi Avenue

P.O. Box 1271

Isfiya, 3009000, Israel

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

The press release attached as Exhibit 99.1 to this Form 6-K is being incorporated by reference into the Post-Effective Amendment No. 1 to the Form S-8 Registration Statement File No. 333-203384, Form S-8 Registration Statement File Nos. 333-226490 and 333-259666, and into the Form F-3 Registration Statements File Nos. 333-211065, 333-225789 and 333-262401.

Other Information

On October 19, 2023, Check-Cap Ltd. issued a press release entitled “Check-Cap Issues Letter to Shareholders Regarding Proposed Merger with Keystone Dental Holdings”. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibit No.	Description

99.1	Press Release, dated October 19, 2023.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Check-Cap Ltd.

	By:	/s/ Alex Ovadia
Name: Alex Ovadia
Date: October 20, 2023		Title: Chief Executive Officer

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Exhibit 99.1

Check-Cap Issues Letter to Shareholders Regarding Proposed Merger with Keystone Dental Holdings

ISFYIA, Israel, October 19, 2023 (GLOBE NEWSWIRE) — Check-Cap Ltd. (the “Company” or “Check-Cap”) (NASDAQ: CHEK), today issued the following letter from its Board of Directors to its shareholders and to the investment community:

Dear Check-Cap Shareholders,

In the months since Check-Cap announced that it has entered into a definitive Business Combination Agreement to merge with Keystone Dental Holdings (“Keystone”), the management teams and board of directors (“Board”) of both companies have been working through the various financial, legal, and regulatory processes towards a smooth and timely completion of the transaction.

The Check-Cap Board concluded the proposed merger with Keystone is in the best interests of Check-Cap’s shareholders as a means to create long-term value. Among the many factors leading to this conclusion, the Check-Cap Board took into consideration the following:

•	Check-Cap is valued at $39.7 million in the business combination with Keystone (subject to adjustment based on Check-Cap’s net cash at closing).

•	Keystone was selected after a careful, extensive, and rigorous bidding process conducted by Check-Cap’s Board and its independent advisor.

By early May 2023, Check-Cap’s independent advisor had contacted a total of 150 potential target companies for a proposed merger or acquisition, which were identified based on certain key characteristics that Check-Cap’s Board sought in a target company, and by mid-May 2023, Check-Cap had received 42 formal non-binding proposals. After extensive discussions and review, including consideration of the commercial potential, market size, regulatory risk, valuation, financial strength, management and board experience, Check-Cap’s Board determined to enter into further discussions and diligence with six of the merger candidates. Each of the six candidates provided a presentation to Check-Cap’s Board, which included financial forecasts, business and scientific reviews and justification on valuation and reasons for the reverse merger, following which four candidates were viewed as the most promising and Check-Cap entered into negotiations with each of such four candidates. Following term sheet negotiations and significant analysis of the value propositions of the four companies, including analysis of the regulatory and market adoption risks associated with these companies, Keystone was unanimously chosen by the Board as the preferred strategic partner, based on Keystone’s business prospects as well as the high quality of management, its experienced and successful board of directors, limited regulatory risk, high quality investment base, commercial momentum and public company readiness.

•

Check-Cap’s Board has continued to diligently review any additional inquiry pertaining to potential alternative business combinations received by Check-Cap, to the extent permitted under the Business Combination Agreement with Keystone.

•

Check-Cap’s Board commissioned fairness opinions from two separate financial advisors, both of whom rendered opinions as to the fairness of the exchange ratio in the merger, from a financial point of view, to the Check-Cap shareholders.

•

There are no related or affiliated parties between Check-Cap and Keystone that could create a conflict of interest or potentially influence the decision of Check-Cap’s Board to select Keystone as the best partner for the Check-Cap shareholders.

Keystone is a global commercial stage, revenue generating medical device company with backing from a syndicate of reputable investors, has an experienced management team, and operates in large underpenetrated markets (dental implants and prosthetic full arch solutions) with strong growth potential. Keystone believes its products offer a strong value proposition for dental practitioners through its innovative products with high quality manufacturing. With approximately 50 direct sales representatives in the United States and Canada, direct sales in Israel and Australia, a sales distribution presence in more than 40 additional countries, and five global facilities (of which three have vertically integrated research and development and manufacturing capabilities), Keystone generated approximately $61 million of revenue in 2022 and $33.4 million for the first six months of 2023.

As a result, the Check-Cap Board concluded that Keystone provides Check-Cap shareholders with a significant opportunity to participate in the potential growth of the combined company following the completion of the transaction.

Calling of Extraordinary General Meeting

In accordance with the Business Combination Agreement and Israeli law, Check-Cap will convene an extraordinary general meeting of shareholders for the approval of the business combination shortly.

As we move closer to calling for a shareholder vote on the business combination, we wish to clarify the demand raised by a certain Check-Cap shareholder which, based on public filings, recently acquired shares of the Company resulting in holding stake of approximately 5.1% in the Company and demanded that the Check-Cap Board convene an extraordinary shareholder meeting to vote on a proposal to replace the members of Check-Cap’s Board with an alternative slate of directors proposed by such shareholder. Following review of the shareholder’s demand together with the Company’s legal advisors, Check-Cap’s Board determined to reject the demand of such shareholder.

Thank you for your continued interest in and support of Check-Cap, and please reach out with any questions.

Sincerely, Steven Hanley Chairman of the Board Check-Cap Ltd.

About Keystone Dental Holdings, Inc.

Keystone Dental is a global commercial-stage medical technology company focused on providing end-to-end tooth replacement solutions for dental practitioners. Headquartered in Irvine, California, and with research and development and manufacturing sites in Caesarea, Israel and Melbourne, Australia, Keystone Dental markets its products worldwide. The company’s product portfolio includes proprietary offerings such as its highly innovative implant systems Genesis Active, Molaris™ and Prima Plus™ that offers unique solutions to the dental practitioners. In addition, the company also offers an attractive dental implant value brand in Paltop, and a well-regarded portfolio of biomaterials mainly sold under the DYNA brand. Keystone acquired Implant Solutions Pty Ltd (“Osteon”) in 2021, adding a comprehensive portfolio of prosthetic solutions on implants and digital workflow capabilities, not least the groundbreaking Nexus iOS digital workflow solution for restoring the fully edentulous patient. For more information, refer to www.keystonedental.com.

About Check-Cap

Check-Cap (NASDAQ: CHEK) is a clinical stage medical diagnostics company aiming to redefine colorectal cancer (CRC) screening through the introduction of C-Scan®, a screening test designed to detect polyps before they may transform into colorectal cancer and enable early intervention and cancer prevention. C-Scan is an investigational device and is not available for sale in the United States.

Important Additional Information and Where to Find It

In connection with the business combination, a newly formed wholly owned subsidiary of Keystone Dental (“Keystone Parent”) has filed with the SEC a registration statement on Form S-4 that, when declared effective by the SEC, will constitute a prospectus with respect to shares of common stock of Keystone Parent to be issued in the business combination and Check-Cap intends to deliver a proxy statement to its shareholders in connection with the special meeting of its shareholders. Check-Cap and Keystone Parent may also file other documents with the SEC regarding the business combination. This press release is not a substitute for the prospectus or any other document which Keystone Parent or Check-Cap may file with the SEC. INVESTORS, KEYSTONE SECURITY HOLDERS AND CHECK-CAP SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED BY KEYSTONE PARENT OR CHECK-CAP WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND RELATED MATTERS. Investors, Keystone security holders and Check-Cap security holders will also be able to obtain free copies of the prospectus (when available) and other documents containing important information about Check-Cap, Keystone and the business combination that are or will be filed with the SEC by Check-Cap or Keystone through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

Check-Cap, Keystone Parent and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from the shareholders of Check-Cap in connection with the business combination. Information about Check-Cap’s directors and executive officers is set forth in Check-Cap’s Annual Report on Form 20-F for the year ended December 31, 2022, which was filed with the SEC on March 31, 2023. Information about Keystone Dental’s directors and executive officers will be set forth in the prospectus (when available). Other information regarding the interests of such individuals, as well as information regarding other persons who may be deemed participants in the business combination, will be set forth in the prospectus, the proxy statement and other relevant materials to be filed or submitted with the SEC when they become available. Investors, Keystone security holders and Check-Cap security holders and other readers should read the prospectus and the proxy statement carefully when they become available before making any voting or investment decisions.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Legal Notice Regarding Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking statements”. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies of Check-Cap and/or Keystone Dental regarding the future including, without limitation, statements regarding Keystone’s prospects, financial results, technology and the benefits of tooth replacement solutions, expectations regarding the ownership structure of the combined company, and the structure, timing and completion of the proposed business combination. In addition, any statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would,” “aim,” “target,” “commit,” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that statement is not forward looking. Forward-looking statements are based on current expectations and assumptions that, while considered reasonable are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management’s control including general economic conditions; the outcome of any legal proceedings that may be instituted against Keystone Dental or

Check-Cap following the announcement of the business combination; the inability to complete the business combination, including due to the inability to concurrently close the business combination or due to failure to obtain approval of the shareholders of Check-Cap; delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals, or delays in completing regulatory reviews, required to complete the business combination; the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; the inability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth, maintain relationships with customers and suppliers and retain key employees; costs related to the business combination; the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; other risks and uncertainties indicated from time to time in the registration statement on Form S-4 which is expected to be filed by Keystone Parent with the SEC and other risks, uncertainties and factors set forth under “Risk Factors” therein as well as in the section entitled “Risk Factors,” in Check-Cap’s Report on Form 6-K furnished to the SEC on August 4, 2023, and its other filings with the SEC, as well as factors associated with companies, such as Keystone and Check-Cap, that operate in the life science industry. Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this press release, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. Neither Check-Cap nor Keystone undertakes or accepts any duty to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or in the events, conditions or circumstances on which any such statement is based. This press release does not purport to summarize all of the conditions, risks and other attributes of an investment in Keystone, Check-Cap or the combined company.

Contact:

Jeremy Feffer

LifeSci Advisors

212-915-2568

jfeffer@lifesciadvisors.com